News Release

Brookfield Power to Acquire and Build Hydroelectric Plants in Minnesota

Gatineau, Quebec, May 29, 2007 - Brookfield Power announced today that it has signed an agreement with Ford Motor Company to acquire the Twin Cities hydroelectric facility in St. Paul, Minnesota for an undisclosed purchase price.

Located on the Mississippi River, this run-of-river facility has a total installed capacity of 18 megawatts (MW), producing approximately 100 gigawatt hours (GWh) of energy annually.

“We’re delighted to be expanding our renewable power footprint into Minnesota and the power markets in the Midwest,” said Harry Goldgut, Chairman and Chief Executive Officer, Brookfield Power. “This is a high quality plant, and we’re excited to become part of the economy of St. Paul.”

The Ford transaction is conditional on approvals of regulatory agencies and other customary closing conditions and is expected to close before the end of this year.

In addition, Brookfield Power will begin construction of the Lower St. Anthony's Falls hydroelectric generating project in Minneapolis, Minnesota during the summer of 2007. The
10 MW project is also located on the Mississippi River, upstream of the Twin Cities hydroelectric facility, and is expected to be completed by the end of 2008.

About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for almost 100 years. Brookfield Power’s portfolio of assets owned or under management comprise over 3,800 megawatts of capacity and include over 140 hydroelectric power generating stations located on over 50 river systems, 1 pumped storage facility, 1 wind farm and 2 thermal plants. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Corporate Communications and Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com

Forward Looking Statement
This press release contains forward-looking statements, including the word “expected” and other expressions predicting future events, trends or prospects with respect to the completion of the acquisition and development of power facilities. Although Brookfield Power believes that the anticipated future achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the company to differ materially from those that are expressed or implied by such forward-looking statements and information. Factors that could cause actual achievements to differ materially from those contemplated or implied by forward-looking statements include general economic conditions; availability of equity and debt financing; the ability to effectively acquire high quality assets for value and integrate acquisitions into existing operations; equipment failures, and other risks and factors described from time to time in the documents filed by Brookfield Power and its parent company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.